Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Commerce Bancorp, Inc.
SEC Registration Statement No.: 333-147304
The information presented, which includes an interview with President and CEO Ed Clark, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Factors that could cause The Toronto-Dominion Bank’s (the “Bank”) results to differ materially from those described in the forward looking statements can be found in the Bank’s 2007 Annual Report on Form 40-F filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). In addition to the factors found in the Bank’s 2007 Annual Report, the following factors relating to the Commerce Bancorp, Inc. (“Commerce”) transaction, among others, could also cause actual results to differ materially from those expressed in the forward-looking statements described on the earlier slide: the ability to obtain the approval of the transaction by Commerce stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe.
The proposed merger transaction involving the Bank and Commerce will be submitted to Commerce’s shareholders for their consideration. The Bank and Commerce have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about the Bank and Commerce, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East, Cherry Hill, NJ 08034-5400, 1-888-751-9000.
The Bank, Commerce, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2007, which was filed with the Securities and Exchange Commission on November 29, 2007, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce’s directors and executive officers is available in Commerce’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS AN INTERVIEW WITH PRESIDENT AND CEO ED CLARK.

TO OUR SHAREHOLDERS
An Interview with President
and CEO Ed Clark
We sat down with Ed Clark to get his take on TD Bank Financial Group’s performance in 2007 and have him share his views on the questions he was asked most often this year by the investment community and TD employees.
2007 was a terrific year for TD Bank. When you look around the world, there are few examples of financial institutions that look like us. We’re in an unbelievable position to transform TD into one of North America’s most dynamic customer focused banks.

Why should someone invest in TD Bank Financial Group?
The short answer – because we’re a growth company and we consistently outperform. We’ve said we’re going to grow earnings per share by 7 to 10% per year. We did that in 2007 – and more. It was a terrific year for TD Bank.
Adjusted earnings per share were up 23% and Total Shareholder Return has been above our Canadian bank peers’ average for the last 5 years. Just as importantly, those better returns came with lower risk. We’re heavily weighted to deliver consistent and stable retail earnings – this year, about 80% from our retail operations and 20% from our Wholesale business.
Our successful altering of the Bank’s risk-reward profile was a strategic advantage for us in this year of turbulent market conditions. Our Return on Risk-Weighted Assets shows that we’re better at finding those businesses that will earn us a significantly higher rate of return for every dollar of risk we take – we’re well ahead of our North American peers on this front.
What makes TD’s strategy any different from other banks?
Our vision is to be a leading North American financial institution – one with an integrated, customer focus. For us that means being a different – and better – kind of bank. Driving that are five unique factors we have never strayed from:
•	We are franchise builders. We create strong businesses, ensure they’re working together in the best interests of TD, and focus on their organic growth.

•	Delivering a great customer experience is a calling for us. We contact over 400,000 customers each year and ask them how we’re doing – and we take action on what they say.

•	We grow without extending out the risk curve. We’re a North American leader in maximizing our return on every dollar of risk we take.

•	We relentlessly focus on operational excellence. We strive to get the job done every single day better than our competitors. That means having the best people. We work hard to recruit, develop and coach our people, creating an inclusive, great workplace they can be proud of.
•	We build for the future by constantly reinvesting in our businesses. We deliver in the short term while also making decisions today that will ensure TD can grow in the years to come.
Put all that together, and you have a bank that can outperform. That’s exactly what TD has done.
How do you know TD’s strategy is working?
Just look at what TD businesses consistently deliver. Our core franchise is a Canadian retail branch network built on convenience and service. In the last 5 years alone, TD Canada Trust has doubled its net income. Recognition from independent third parties, such as J.D. Power and Synovate, clinches the fact we’re #1 in customer service in Canada.
We know retail banking. That’s why TD Canada Trust leads the way in this space. We just increased our branch hours even further, giving us 50% longer hours than our nearest competitor. And we’re opening more branches than anyone else – 101 new ones in the last four years alone. Combine that with our top-ranked internet banking platform and you see the engine behind the powerful, customer-friendly brand we’re known for.
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We have one of the fastest growing wealth management groups in Canadian banking. It has grown, on average, 26% per year for the last five years. That’s an incredible achievement – from earning S157 million in 2002 to earning more than half a billion dollars in 2007.
This is complemented by one of the fastest growing insurance businesses in Canada, giving us tremendous opportunity to meet the full range of our clients’ needs.
2007 was also wonderful validation of the hard work that’s gone into repositioning our Wholesale bank. In this year of market turmoil, TD Bank fared very well – largely because of how TD Securities was better positioned to deliver high quality earnings at much lower risk compared to other Wholesale banks. At the same time, high profile deals such as Fortis, BCE and Trans-Canada gave us recognition on the street as an industry leader in Canada.
Our U.S. operations – through TD Banknorth and our investment in TD Ameritrade – also contributed to our success. TD Banknorth is aggressively pursuing its organic growth strategy. We know there is much more to be done at TD Banknorth but we’re pleased they’re on track to deliver exactly what they said they would. Our U.S. strategy is then rounded out by our approximately 40% ownership stake in TD Ameritrade. It’s a great business. This was TD Ameritrade’s fifth consecutive year of record earnings. It’s a leader in the active trader space and is aggressively growing market share in the long-term investor segment.
TDBFG recently announced an agreement to acquire New Jersey-based Commerce Bancorp, Inc. Does the United States represent TD’s future?
Our future definitely has a lot to do with growing in the United States. But it would be a mistake to think we are not heavily focused on widening our competitive edge in Canada. In Commerce, though, we found both a perfect strategic fit and a unique opportunity to create superior value for our shareholders. We expect the deal to close in February or March 2008. TD would then have more than 2.000 branches in North America and almost one quarter of a trillion dollars in retail deposits, making it the first bank with critical mass in both Canada and the United States.
That “perfect fit” between TD Canada Trust and Commerce is something we’re particularly excited about. Both are acknowledged leaders in customer service excellence and convenience. Both are industry leaders in the number of new branches they open, all in the best locations. Both consistently deliver growing earnings that fit with our lower risk profile, given their focus on core deposit growth.
Our aim in the U.S. is to have an organic growth machine that consistently outgrows its peers. That’s what TD Canada Trust has done in Canada – so we’re going to exploit that world class retail banking platform and ensure our U.S. operations benefit from it. Commerce perfectly complements TD Banknorth’s footprint and will give TD great branch coverage in the biggest and wealthiest banking market in the United Stales.
Upon the successful completion of the deal, our #1 priority would be to get Commerce integrated with TD – and get it done right. I know we have the expertise and the people to make it happen.
Did the recent credit market turmoil impact TDBFG’s performance this year?
TD delivered spectacular earnings this year despite what was going on in the credit markets. We avoided the pitfalls. showing the market that we do indeed have a lower risk profile. That didn’t happen by accident.
Five years ago we told you we would grow without extending out the risk curve. We had to make very hard decisions along the way – like exiting businesses where the risk/reward trade-off wasn’t totally clear. At the time we knew that investors wouldn’t fully appreciate our decisions until we had been “road tested.” We had that test this year and passed with flying colours. I’m very pleased to say the market recognized the difference in our risk strategy. That allowed us to stay focused on growing our business – including the opportunity to do the Commerce deal.
Certainly the global financial industry is still recovering. We recognize TD is not immune to the effects of a potentially slower economy but we feel very good about the strength of our position moving forward.
What defined 2007 for you?
I think it would have to be the strong validation of the strategy we’ve been delivering on for the past five years. And I have to acknowledge the more than 58,000 spirited employees world-wide who powered our incredible results in 2007. To them I’d say – thank you for your dedication and steadfast belief in the great things we know we can accomplish together.
I’m also delighted that we were able to leverage our strong market position to make the Commerce deal happen. I believe Commerce can do for TD Banknorth and our U.S. growth strategy what the purchase of Canada Trust did for TD.
Looking ahead to 2008, we expect our combined Canadian and U.S. retail businesses – assuming the successful close of Commerce – will deliver S4 billion in earnings for us. Add to that the earnings from our strong Wholesale business, and you see the power of our franchise. This is an enormously exciting time for TD. We’re facing a new frontier as we show the world we are quickly becoming a North American powerhouse.

W. Edmund Clark
President and Chief Executive Officer
The subject matter discussed in the message above is addressed in a preliminary proxy statement/prospectus filed with, and definitive proxy statement/prospectus to be filed with, the Securities and Exchange Commission. We urge you to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy/statement prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Investors and security holders may obtain free copies of the proxy statement/prospectus and will be able to obtain a definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC by The Toronto-Dominion Bank and Commerce Bancorp, Inc through the Internet site maintained by the SEC at www.sec.gov. This material contains forward-looking statements which include a number of significant risks and uncertainties.